Exhibit 21

SUBSIDIARIES OF THE REGISTRANT

NAME	STATE OR OTHER JURISDICTION OF INCORPORATION OR ORGANIZATION
Grande Communications Networks, Inc.	Delaware
Grande Communications ClearSource, Inc.	Delaware
Grande Communications, Inc.	Delaware
Grande Communications Houston, Inc.	Delaware
Denton Telecom Partners I, L.P.	Delaware
Denton Telecom Investors I, L.L.C.	Delaware
Denton Telecom Holdings I, L.L.C.	Delaware